Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-259797 and
333-257440

PROSPECTUS SUPPLEMENT NO. 8

(to Prospectus dated October 7, 2021)

Rocket Lab USA, Inc.

16,266,666 Shares of Common Stock Underlying Warrants

5,600,000 Warrants by the Selling Securityholders

417,404,393 Shares of Common Stock by the Selling Securityholders

This prospectus supplement is being filed to update and supplement the information contained in the combined prospectus dated October 7, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statements on Form S-1 (Registration Nos. 333-259797 and 333-257440). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and public warrants are listed on the Nasdaq Capital Market under the symbols “RKLB” and “RKLBW,” respectively. On January 18, 2022, the last reported sales price of our common stock was $10.09 per share and the last reported sales price of our public warrants was $2.70 per warrant.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 9 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 19, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 18, 2022

Rocket Lab USA, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39560	98-1550340
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3881 McGowen Street Long Beach, California	90808
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (714) 465-5737

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	RKLB	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of common stock, $0.0001 par value	RKLBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.01 Completion of Acquisition or Disposition of Assets

On January 18, 2022, Rocket Lab USA, Inc. (the “Company”) closed its previously announced acquisition (the “Acquisition”) of SolAero Holdings, Inc. (“SolAero”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 10, 2021, by and among the Company, Supernova Acquisition Corp. (“Merger Sub”), SolAero, and Fortis Advisors LLC as stockholder representative, which provides for, among other things, the merger of Merger Sub with and into SolAero, with SolAero being the surviving corporation of the merger and a direct, wholly owned subsidiary of the Company. Pursuant to the terms of the Merger Agreement, all of the issued and outstanding shares of SolAero were cancelled in exchange for aggregate consideration of $80 million in cash (the “Merger Consideration”). In addition, $3.6 million of the Merger Consideration was placed into escrow by the Company in order to secure recovery of any Adjustment Amount (as defined in the Merger Agreement) and as security against indemnity claims. In connection with the Acquisition, the Company entered into customary employment or consulting agreements with certain key employees of SolAero.

The foregoing summary of the terms of the Merger Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Merger Agreement which was filed as Exhibit 10.1 to our Current Report on Form 8-K filed on December 13, 2021 and incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

As a result of the Acquisition, the Company became obligated on and a guarantor of SolAero’s obligations pursuant to a lease agreement for SolAero’s headquarters in Albuquerque, New Mexico with Pontus St Albuquerque, LLC. The lease has a term ending on May 31, 2042. The yearly rent is $1,072,500 and the lease contains a standard rent escalation clause. SolAero has the right to extend the lease for up to two separate ten year periods.

Item 7.01 Regulation FD Disclosure

On January 18, 2022, the Company issued a press release announcing the closing of the Acquisition. A copy of the press release is attached hereto and furnished herewith as Exhibit 99.1.

The information set forth under this Item 7.01 and in Exhibit 99.1 is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not to be incorporated by reference into any filing of the registrant under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in any such filing, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired

The financial statements, if required by this item, will be filed no later than 71 calendar days after the date by which this Current Report on Form 8-K is required to be filed.

(b) Pro Forma Financial Information

The pro forma financial statements, if required by this item, will be filed no later than 71 calendar days after the date by which this Current Report on Form 8-K is required to be filed.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release of Rocket Lab USA, Inc., dated January 18, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 19, 2022	Rocket Lab USA, Inc.

	By:	/s/ Adam Spice
Adam Spice
Chief Financial Officer

Exhibit 99.1

Rocket Lab Closes Acquisition of Space Solar Power

Products Company SolAero Holdings, Inc.

Rocket Lab now operates the world’s largest production line of high-performing space solar cells

Long Beach, California. January 18, 2022 – Rocket Lab USA, Inc. (Nasdaq: RKLB) (“Rocket Lab” or “the Company”), a global leader in launch services and space systems, today announced it has closed the previously-announced transaction to acquire SolAero Holdings, Inc. (SolAero), a premier supplier of space solar power products and precision aerospace structures for the global aerospace market, for $80 million in cash. Rocket Lab announced the execution of the agreement to acquire SolAero on December 13, 2021 pending certain closing conditions.

The acquisition aligns with Rocket Lab’s growth strategy of vertical integration to deliver a comprehensive space solution that spans spacecraft manufacture, satellite subsystems, flight software, ground operations, and launch. As one of only two companies producing high-efficiency, space-grade solar cells in the United States, SolAero’s space solar cells are among the highest performing in the world and support civil space exploration, science, defense and intelligence, and commercial markets. In combining with Rocket Lab, SolAero will tap into the Company’s resources and manufacturing capability to boost high-volume production, making high-performing space power technologies available at scale.

“SolAero has established itself as a premier provider of solar technologies and we are very excited to be joining forces,” said Rocket Lab founder and CEO, Peter Beck. “SolAero is a highly complementary addition to Rocket Lab’s vertically integrated business model, enabling us to deliver complete space mission solutions for our customers. With more than 1,000 successful missions under their belt, the team at SolAero have enabled trailblazing missions, providing space solar power solutions for the James Webb Space Telescope, and missions on Mars including InSight and Ingenuity. We are thrilled to be combining our innovative teams, industry-leading technologies, and strong resources to enable our customers to achieve incredible things in space.”

“We are very excited to join the outstanding team at Rocket Lab and contribute to their track record of innovation and on-orbit success,” said SolAero President and CEO, Brad Clevenger. “We look forward to becoming an integral part of Rocket Lab’s Space Systems business while continuing to offer all of our customers premier capability and value.”

Founded in 1998 and headquartered in Albuquerque, New Mexico, SolAero’s solar cells, solar panels, and composite structural products have supported more than 1,000 successful space missions with 100% reliability and mission success to date. Over the past two decades, SolAero’s products have played key roles in some of the industry’s most ambitious space missions, including supplying power to NASA’s Parker Solar Probe and Mars Insight Lander, the largest solar array ever deployed on the surface of Mars, and several Cygnus Cargo Resupply Missions to the International Space Station. SolAero also led the development and manufacturing of the solar panel on Ingenuity, the helicopter that successfully flew on Mars in April this year, marking the first ever powered, controlled flight on a planet other than Earth.

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SolAero technology has also made commercial constellations possible, providing power to OneWeb’s broadband constellation. Most recently, SolAero has been selected to supply Solar Power Modules for the Power and Propulsion Element of NASA’s Gateway as part of NASA’s Artemis lunar exploration plans, which will enable future missions to Mars.

The addition of SolAero’s 425-strong team brings Rocket Lab’s total headcount to more than 1,100 employees across its space manufacturing complexes, test facilities, and launch sites in California, Virginia, Colorado, Maryland, Toronto, New Zealand and now Albuquerque, New Mexico. The SolAero team will continue to be led by President and CEO Brad Clevenger at SolAero’s 154,696 ft² (14,372 m²) production facilities in Albuquerque, New Mexico.

The SolAero merger follows on from the acquisition of space software company ASI Aerospace LLC in October 2021, spacecraft separation systems company Planetary Systems Corporation in December 2021, and satellite components manufacturer Sinclair Interplanetary in April 2020.

ENDS

+ Rocket Lab Media Contact

Morgan Bailey

media@rocketlabusa.com

About Rocket Lab

Founded in 2006, Rocket Lab is an end-to-end space company with an established track record of mission success. We deliver reliable launch services, spacecraft components, satellites and other spacecraft and on-orbit management solutions that make it faster, easier and more affordable to access space. Headquartered in Long Beach, California, Rocket Lab designs and manufactures the Electron small orbital launch vehicle and the Photon satellite platform and is developing the Neutron 8-ton payload class launch vehicle. Since its first orbital launch in January 2018, Rocket Lab’s Electron launch vehicle has become the second most frequently launched U.S. rocket annually and has delivered 109 satellites to orbit for private and public sector organizations, enabling operations in national security, scientific research, space debris mitigation, Earth observation, climate monitoring, and communications. Rocket Lab’s Photon spacecraft platform has been selected to support NASA missions to the Moon and Mars, as well as the first private commercial mission to Venus. Rocket Lab has three launch pads at two launch sites, including two launch pads at a private orbital launch site located in New Zealand, one of which is currently operational, and a second launch site in Virginia, USA which is expected to become operational in early 2022. To learn more, visit www.rocketlabusa.com.

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Forward-Looking Statements

This press release may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements, including without limitation expectations regarding the benefit of the SolAero acquisition, are based on Rocket Lab’s current expectations and beliefs concerning future developments and their potential effects. These forward-looking statements involve a number of risks, uncertainties (many of which are beyond Rocket Lab’s control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including risks related to the global COVID-19 pandemic, including risks that the financial and operating performance of the SolAero acquisition may not meet our expectations, or that we may not realize the benefits of the acquisition or be able to successfully integrate into our business without substantial additional costs or in a manner that negatively impacts our business or operating results; risks related to government restrictions and lock-downs in New Zealand and other countries in which we operate that could delay or suspend our operations; delays and disruptions in expansion efforts; our dependence on a limited number of customers; the harsh and unpredictable environment of space in which our products operate which could adversely affect our launch vehicle and spacecraft; increased congestion from the proliferation of low Earth orbit constellations which could materially increase the risk of potential collision with space debris or another spacecraft and limit or impair our launch flexibility and/or access to our own orbital slots; increased competition in our industry due in part to rapid technological development and decreasing costs; technological change in our industry which we may not be able to keep up with or which may render our services uncompetitive; average selling price trends; failure of our launch vehicles, satellites and components to operate as intended either due to our error in design in production or through no fault of our own; launch schedule disruptions; supply chain disruptions, product delays or failures; design and engineering flaws; launch failures; natural disasters and epidemics or pandemics; changes in governmental regulations including with respect to trade and export restrictions, or in the status of our regulatory approvals or applications; or other events that force us to cancel or reschedule launches, including customer contractual rescheduling and termination rights; risks that acquisitions may not be completed on the anticipated timeframe or at all or do not achieve the anticipated benefits and results; and the other risks detailed from time to time in Rocket Lab’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in the prospectus dated October 7, 2021 related to our Registration Statement on Form S-1 (File No. 333-259757), which was filed with the Securities and Exchange Commission pursuant to Rule 424(b) on October 7, 2021 and elsewhere (including that the impact of the COVID-19 pandemic may also exacerbate the risks discussed therein). There can be no assurance that the future developments affecting Rocket Lab will be those that we have anticipated. Except as required by law, Rocket Lab is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

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